UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2021
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Announces Two Billion Dollar
Expansion of Share Repurchase Program

SAN CARLOS, CA – August 5th, 2021 Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced that its board of directors has authorized a $2 billion expansion of the company’s on-going share repurchase program. Under the extended share repurchase program, Check Point is authorized to continue repurchasing its shares up to $325 million each quarter.

As of June 30, 2021, Check Point has approximately 133 million ordinary shares outstanding. Since the beginning of the share repurchase program, Check Point has repurchased approximately 188 million shares for a total purchase price of approximately $11.1 billion. The updated plan extends the company’s existing repurchase program from February 2020 which is expected to be completed during the fourth quarter of 2021.

Share purchases under the extended repurchase program will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume, and other factors. Such purchases will be made in accordance with applicable U.S. securities laws and regulations. For all or a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Check Point to acquire a specific number of shares, and may be suspended from time to time or discontinued. The share repurchases are expected to be funded from available working capital.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to statements related to our expectations regarding Check Point’s share repurchase program and the updated share repurchase program.  Check Point’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; general market, political, economic and business conditions; the market conditions, share price, trading volume of Check Point’s ordinary shares; Check Point’s strategic decisions regarding use of capital; and Check Point’s working capital available for share repurchases. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including Check Point’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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©2021 Check Point Software Technologies Ltd. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt

John Slavitt
General Counsel
Dated: August 5, 2021